SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

TABLE OF CONTENTS

1.	Press release of Portugal Telecom, SGPS, S.A., dated October 30, 2007.*

* Expressly incorporated by reference into Portugal Telecom, SGPS, S.A.’s Information Statement furnished to the Securities and Exchange Commission on Form 6-K on October 16, 2007 (SEC File No. 001-13758).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 33,865,695 Euros

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Updated final terms for the

Spin-off of PT Multimédia

Lisbon, Portugal, 30 October 2007 - Further to the release regarding the final terms for the spin-off of PT Multimédia disclosed on 12 October 2007, and following confirmation by the Portuguese Securities Commission that this is the market best practice, Portugal Telecom (“PT”) hereby informs that:

The cash amounts to be transferred by PT to the financial intermediaries in relation to (i) the withholding tax and (ii) the compensation for fractional shares as a result of the application of the spin-off ratio will be determined by reference to the weighted average market price of PT Multimédia on 6 November 2007 on the Eurolist by Euronext Lisbon, and not by reference to the closing market price on that day, as initially announced.

We have issued an information statement to holders of American Depositary Shares (“ADSs”) representing ordinary shares of Portugal Telecom and to U.S. resident holders of Portugal Telecom’s ordinary shares describing the spin-off. The information statement includes, among other things, information regarding: (i) the spin-off; (ii) risks relating to the spin-off; (iii) the business, financial condition and results of operations of PT Multimédia; (iv) certain tax considerations for holders of Portugal Telecom ADSs and U.S. holders of Portugal Telecom ordinary shares; (v) certain relationships between Portugal Telecom and PT Multimédia; (vi) the management of PT Multimédia; and (vii) a description of the ordinary shares of PT Multimédia. We urge you to review the information statement carefully.

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor is it intended to substitute the information statement and other sources of information about Portugal Telecom, PT Multimédia and the spin-off.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt
Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.